                                                                Exhibit 99.1
CONTACT:
Lawrence H. N. Kinet
Chairman and CEO
Aksys, Ltd.
(847) 229-2222

FOR IMMEDIATE RELEASE
---------------------

                  AKSYS, LTD. REPORTS FINANCIAL RESULTS FOR
             THE YEAR AND FOURTH QUARTER ENDED DECEMBER 31, 1997

             -AKSYS CLOSES STOCK PURCHASE AGREEMENT WITH TEIJIN-

LINCOLNSHIRE, IL, JANUARY 22, 1998 - Aksys, Ltd. (Nasdaq/NNM: AKSY), a leader in the development of personal hemodialysis products and services, today reported financial results for the year and fourth quarter ended December 31, 1997.

For the year ended December 31, 1997, the Company reported a net loss of $13,507,000 ($0.98 per share), compared to a net loss of $7,819,000 ($0.63 per share), for the year ended December 31, 1996. Operating expenses increased to $15,780,000 for the year ended December 31, 1997, compared to $9,623,000 for 1996. The increase in operating expenses is due to research and development spending, new hires, and support for the Company's product development efforts. Net interest income for the year ended December 31, 1997 was $2,273,000 compared to $1,804,000 for 1996.

"We continue on track with our product development plan for the PHD(TM) System, leading to the submission of an Investigational Device Exemption during the third quarter of 1998," stated Lawrence H.N. Kinet, Chairman and CEO of Aksys, Ltd. "We begin 1998 with approximately $37 million in cash and investments and a strong partnership to commercialize the PHD(TM) System in Japan. We look forward to working closely with our new partner in Japan over the months ahead with the opportunity to earn additional milestone payments and to develop the PHD(TM) System for the Japanese market."

Management noted that on January 7, 1998 the Company established a strategic alliance with Teijin Limited of Osaka, Japan. The alliance includes a Stock Purchase Agreement and a Joint Development Agreement. On January 16, 1998, Aksys received $5 million for the purchase of 493,097 Aksys Common shares, representing Teijin's purchase price of $10.14 per share, thus closing the Stock Purchase Agreement. Conditional on the achievement of certain milestones specified in the Joint Development Agreement, Teijin will make additional cash payments to Aksys totaling up to $5,000,000.

                                    -more-

AKSYS, LTD. REPORTS FINANCIAL RESULTS FOR THE
YEAR AND FOURTH QUARTER ENDED DECEMBER 31, 1997
PAGE 2



For the fourth quarter ended December 31, 1997, the Company reported a net loss of $3,192,000 ($0.23 per share), compared to a net loss of $2,437,000 ($0.18 per share) for the same quarter last year. Operating expenses increased to $3,696,000 during the fourth quarter of 1997, compared to $3,139,000 during the fourth quarter of 1996. Net interest income decreased to $504,000 during the quarter ended December 31, 1997, compared to $702,000 for the same quarter last year, as cash and investments were expended on the Company's development efforts.


Aksys, Ltd. is developing hemodialysis products and services for patients suffering from kidney failure. These products and services include the Company's lead product in development, the Aksys PHD Personal Hemodialysis System(TM) which is designed to improve clinical outcomes of patients and reduce mortality, morbidity and the associated high cost of patient care. Further information is available on Aksys' website: www.aksys.com.




This press release contains forward-looking statements that involve a number of risks and uncertainties. The Company's actual results could differ materially from the results identified or implied in any forward-looking statement and these statements are based on the Company's views as of the date they are made with respect to future events. Factors that could cause such a difference include, but are not limited to, risks related to the failure to meet development and manufacturing milestones on a timely basis, changes in GMP requirements, changing market conditions, risks related to the regulatory approval process, whether and when the Company will obtain clearance from the FDA of a 510(K) pre-market notification and what additional clinical and other data the Company might have to obtain in connection with seeking such clearance, and risks associated with the timing and scope related to the commencement of clinical trials based on an approved Investigational Device Exemption (IDE), a prerequisite for the commencement of such trials.



                        - financial table to follow -

                          AKSYS, LTD. AND SUBSIDIARY
                       (a development stage enterprise)

                    CONSOLIDATED STATEMENTS OF OPERATIONS
                                 (Unaudited)

                                       Quarter ended December 31,         Year ended December 31,
                                       ---------------------------      ---------------------------
                                           1997           1996              1997           1996
                                       ------------   ------------      -------------  ------------
Revenues:                              $         -    $         -       $          -   $         -

Expenses:
   Research and development              2,481,000      2,098,000         10,887,000     6,516,000
   Business development                    302,000        209,000          1,044,000       548,000
   General and administrative              913,000        832,000          3,849,000     2,559,000
                                       ------------   ------------      -------------  ------------

Operating loss                          (3,696,000)    (3,139,000)       (15,780,000)   (9,623,000)

Net interest income                        504,000        702,000          2,273,000     1,804,000
                                       ------------   ------------      -------------  ------------

Net loss                               $(3,192,000)   $(2,437,000)      $(13,507,000)  $(7,819,000)
                                       ============   ============      =============  ============

Net loss per share                     $     (0.23)   $     (0.18)      $      (0.98)  $     (0.63)
                                       ============   ============      =============  ============

Weighted average shares outstanding     13,863,000     13,695,000         13,791,000    12,442,000
                                       ============   ============      =============  ============

                         SELECTED BALANCE SHEET DATA

                                           December 31,     December 31,
                                               1997             1996
                                           ------------     ------------
Cash and short-term investments            $ 29,196,000     $ 45,650,000
Working capital                              28,433,000       45,042,000
Long-term investments                         2,808,000          780,000
Total assets                                 36,647,000       50,148,000
Total liabilities                             1,359,000        1,464,000
Stockholders 'equity                         35,288,000       48,684,000






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